Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
January 15, 2016
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
HRG Group, Inc.
Registration Statement on Form S-4

Ladies and Gentlemen:
On behalf of our client, HRG Group, Inc., a Delaware corporation (the “Company”), we are transmitting for filing with the Securities and Exchange Commission in electronic form a Registration Statement on Form S-4 (the “Registration Statement”), in connection with the proposed registration under the Securities Act of 1933, as amended (the “Securities Act”), of the offer to exchange $140,000,000 aggregate principal amount of the Company’s 7.750% Senior Notes due 2022 and $260,000,000 aggregate principal amount of the Company’s 7.875% Senior Secured Notes due 2019 for a corresponding and like principal amount of substantially similar notes that were issued in transactions exempt from registration under the Securities Act.
The Company has informed us that the filing fee in the amount of $40,280 was wired to the Securities and Exchange Commission’s account at U.S. Bank, N.A.
Should you have any questions regarding the Registration Statement, please feel free to contact the undersigned at (212) 373-3309 or rrusso@paulweiss.com.
Very truly yours,

/s/ Raphael M. Russo
Raphael M. Russo
cc:	Ehsan Zargar, Esq. HRG Group, Inc. ezargar@HRGgroup.com

HRG Group, Inc.
450 Park Avenue, 29th Floor
New York, NY 10022

 January 15, 2016

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
HRG Group, Inc.
Registration Statement on Form S-4
Ladies and Gentlemen:
HRG Group, Inc. (the “Company”) has filed a registration statement on Form S-4 (the “Registration Statement”) for the proposed registration under the Securities Act of 1933, as amended (the “Securities Act”), of $140,000,000 aggregate principal amount of the Company’s 7.750% Senior Notes due 2022 and $260,000,000 aggregate principal amount of the Company’s 7.875% Senior Secured Notes due 2019 (together, the “Exchange Notes”) to be offered in exchange (the “Exchange Offer”) for a corresponding and like amount of the Company’s outstanding 7.750% Senior Notes due 2022 and 7.875% Senior Secured Notes due 2019 that were issued in transactions exempt from registration under the Securities Act (the “Existing Notes”).  The Company is registering the Exchange Notes in reliance upon the position enunciated by the Staff of the Securities and Exchange Commission (the “Staff”) in Exxon Capital Holdings Corporation, SEC No-Action Letter (April 13, 1988), and in Morgan Stanley & Co. Incorporated, SEC No-Action Letter (June 5, 1991).
The Company represents that neither it nor any of its affiliates has entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person participating in the Exchange Offer will be acquiring the Exchange Notes in its ordinary course of business and will have no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.  In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person has any arrangement or understanding with respect to the distribution of the Exchange Notes to be acquired in the Exchange Offer, such person (i) could not rely on the Staff position enunciated in the aforementioned no action letters and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.  The Company acknowledges that such a resale transaction by such person participating in the Exchange Offer pursuant to such arrangement or understanding for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K promulgated under the Securities Act.
The Company will also make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that it is the position of the Staff that any broker-dealer that holds the Existing Notes for its own account acquired as a result of market-making activities or other trading activities, and that receives the Exchange Notes in exchange for the Existing Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes and must confirm that it has not entered into any arrangement or understanding with the Company or any of its affiliates to distribute the Exchange Notes.  Each such broker-dealer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes.

Very truly yours,

HRG Group, Inc.

By:	/s/ George C. Nicholson
Name:	George C. Nicholson
Title:	Senior Vice President, Chief Accounting Officer and Acting Chief Financial Officer

cc:	Raphael M. Russo, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP